June 30, 2005

By Facsimile ((212) 308-0132) and U.S. Mail

Guy P. Lander, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, NY  10022

	Re:	Pure World, Inc.
		Schedules 14D-9 filed June 6 and 17, 2005
		File No. 005-33973

Dear Mr. Lander:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedules 14D-9 filed June 6, 2005
1. We note the statement that Pure World disclaims any obligation to update or revise the information contained in any "forward-looking statements." This disclaimer is inconsistent with the requirements of General Instruction F of Schedule 14D-9 and your obligations under
Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future tender offer materials.
2. The filing bears an incorrect EDGAR header identification tag. This preliminary communication should have been filed under cover of
Schedule 14D-9-C. Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of Edgar and Information Analysis at (202) 772-9216.

Schedule 14D-9 filed June 17, 2005

The Solicitation or Recommendation - Background of the Offer, page
6
3. Please provide us a supplemental copy of any written materials presented by Adams Harkness to your board, including any presented on
June 3, 2005.
4. In the first full paragraph on page 7, you state that the company publicly announced on June 3, 2004 that it had discontinued its efforts to explore strategic alternatives. In the next paragraph, you disclose that in January 2005, the board directed Adams Harkness to renew its efforts to find an acquirer for the company. Please explain what changed between June 2004 and January 2005 to explain the board`s change of heart.
5. Refer again to the second full paragraph on page 7. Describe the material terms of the three offers received by the company, including the per share value or range of values represented by each. Also, explain what you mean by the statement that Naturex displayed the "strongest interest." Does this mean Naturex` offer was the highest?
6. On page 7, fourth paragraph, explain what happened to the three other potential bidders referenced.
7. We note that the offer received from Stauber in May 2005 was at a significantly higher per share value than Naturex` current bid.
In
light of this fact, please expand to explain why the board chose the
Naturex bid as the superior proposal. For example, explain the statement in the first paragraph on page 11 that the company had not received a final bid from Whitney? Why was this determinative, since
Whitney`s affiliate`s bid was already higher than Naturex`? We note your reference to "the status of negotiations with Naturex" and its
"timely offer," but these matters do not seem so significant as to preclude pursuit of a higher offer.

The Solicitation or Recommendation - Factors for the
Recommendation,
page 12
8. You have listed various factors that the board considered in recommending this offer. However, simply listing the factors, without explaining how the board analyzed them, is of limited usefulness to shareholders. For example, how did the economic climate factor into the board`s decision? Provide similar clarification for the other listed factors.
9. Please describe briefly the registrant`s "prospects if it were to remain independent."

Additional Information, page 16
10. We note in Annex A (page A-11) that it appears Mr. Koether will receive, in addition to payments for his Pure World securities, a change of control payment under his employment agreement of $645,000.
Please tell us what consideration you have given to including this information (and similar information for any other of your directors or executive officers) in this section. It should also be referenced in the discussion of potential conflicts of interest on page 13.

Annex A
11. We note that you provided the information required by Rule
14f-1
as an annex to the Schedule 14D-9 but did not file it separately on
Edgar. Please tell us what consideration you gave to filing the document on Edgar using the header tag "SC14F1." Refer to the Edgar
Filer Manual, which is available on our website at www.sec.gov.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Christina Chalk, Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,




					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions

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Guy P. Lander, Esq.
Davies Ward Phillips & Vineberg LLP
June 30, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE